UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2014

Commission File No. 1-15142

NORTH AMERICAN PALLADIUM LTD.
(Translation of registrant's name into English)

200 Bay Street
Royal Bank Plaza, South Tower
Suite 2350
Toronto, Ontario
Canada M5J 2J2
(Address of principal executive office)

Indicate by checkmark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [   ] Form 40-F [ X ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

Indicate by checkmark whether the registrant, by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [   ]      Assigned      File No. _______________      No [ X ]

If “Yes” is marked, indicate the file number assigned to the Registrant in connection with Rule 12g3-2(b).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTH AMERICAN PALLADIUM LTD.

Date:	April 17, 2014	By:	/s/ Tess Lofsky
Tess Lofsky Vice President, General Counsel & Corporate Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Notice of Meeting and Record Date